Exhibit 23.4

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Ambipar Emergency Response on Form S-8 of our report dated July 26, 2023, with respect to our audits of the financial statements of HPX Corp. as of December 31, 2022 and 2021 and for the years then ended appearing in Ambipar Emergency Response’s Registration Statement on Form F-1 (File No. 333-270493).

We were dismissed as auditors on March 3, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in this Registration Statement of Ambipar Emergency Response on Form S-8 for the periods after the date of our dismissal.

/s/Marcum llp

New York, NY

October 12, 2023